Exhibit 99.3

Fortifying Health

Rhino Biotech Inc. Agritech, Biotech, Biopharma and Nanotech Functioning in Unison OTC: RBRXF

Rhino Biotech Inc., Mission Statement Rhino Biotech Inc., is poised at the forefront of the biotech - based supplement, nutraceutical, and bio - pharmaceutical compounding space with a specialization in natural, whole - plant derived ingredients from Phyto - based, (whole - plant - derived) and Myco - based, (whole - fungi - derived) compounds. Some of the active ingredients used in Rhino Biotech Inc.’s, proprietary formulations include: Cannabinoids, Terpenoids, Polysaccharides, Polyphenols, Tocopherols, Carotenoids, Ergosterol, and Ribonucleotides (including D - Ribose and ADP - Ribose) In each case, Rhino Biotech Inc., has specialized trademarks, trade - secrets, patents, hemp strain breeding rights, and pending GMO organism patents to protect the plant and product IP and formations as well as ensure that all methods, processes, procedures, and compounds utilized are regulatory compliant, efficacious and third party certified. OTC: RBRXF

The Hemp Problem Genetic Failures 99.9% Failure rates in genetics - In a booming industry there are limited reliable sources of genetics…. like it typical farming markets where barriers to entry are far less… Supply - Chain Issues On top of farming, wholesale and retail customers are required to survive. FDA and DEA Lack of Performance Rhino Biotech supports biomass production through seed supply and farming best practices while connecting our customer base to their customers. Market Forecast The hemp market forecasts have been notoriously high, and for good reason but with lack of regulation – little FDA / USDA / DEA movement has taken place…. Yet OTC: RBRXF

Diﬀerentiators OTC: RBRXF

Management Profile OTC: RBRXF

Justin DeAngelis – Chief Strategy Officer OTC: RBRXF

2005 – 2017 Group operated licensed Cannabis facilities in Colorado as Indoor Horticulture Centers Assets transferred to separate company to continue nationally with Hemp Development as AVF due to the implication of the 2018 Farm Bill legalizing Hemp 2018 2020 Rhino Biotech established to develop and manufacture Nutraceutical and BioPharma products Eurasia Energy Limited acquires Rhino Biotech and Artesian Valley Farm 2021 2021 Eurasia Energy Limited changes its name to Rhino Biotech Limited Growth Phase 2022 OTC: RBRXF Company History

Fortifying Ingredients vertically integrated Agritech, Biotech, Biopharma and Nanotech Fortifying Organics Fortifying the Body cultivation and production of natural ingredients and compounds - fortifying plant genetics - - isolating ingredients - manufacture and distribution of nutraceuticals and preventative & curative biopharmaceuticals - research and development - - invention - - patent development - - licensing of intellectual property - Operating Division OTC: RBRXF

Phase I Phase II Phase III Intellectual Property Creation: Protecting knowledge and intellectual capital Path to Discovery: Scientific research that leads to discovery of active ingredients for use in compounds and formulations that fortify health Proof of Concept: Proving efficiency and viability through collaboration, studies, and trials Phase IV Produce Ingredients and Compounds at scale: In - house or outsourced production and manufacture of our ingredients / compounds at scale Phase V Commercialization: Commercialize our intellectual property through licensing or commercialization as products under our own brands Our story begins with scientific research… OTC: RBRXF

Discovery leads to ingredients used to fortify health Our Story Begins with Scientific Research Experience OTC: RBRXF

Rhino Biotech Inc., Research and Development Rhino Biotech’s Agritech division’s focus lies in identifying, breeding, and certifying proprietary hemp genetics with a special focus on the production of rare and unique cannabinoids such as CBG, CBGa, CBC, CBCa, etc. In our state - of - the - art 27,000 square foot breeding facility located in Durango, Colorado we’ve developed three proprietary hemp cultivars rich in CBD, CBG and CBC content. OTC: RBRXF

Rhino’s Agritech Division Rhino Biotech Organics (Artesian Valley Farm) Rhino Organics Plant Genetics include four proprietary ranges generating revenue from the sales of • Seeds (Licensed Genetics) • Plants and Compounds (For Medical Research) • Biomass (for extraction and use in compounds) • Flower (For Medical and Recreational Use) These brands include Chiron, Nautilus, CBD Industrial Fusion, Dionysus and Hypnos. OTC: RBRXF

Artesian Valley Agritech OTC: RBRXF

Laboratory Grade Breeding Chambers

Rhino Proprietary Genetics Chiron - G Developed in collaboration with a major medical research and agricultural research University, for genetic modification, certification, patents, clinical trials, and eventual pharmaceuticals. Nautilus - 13 CBG strain, is one of the most resistant, most resilient, highest yielding CBG Genotype and Phenotype to - date. It also contains Non - detect THC and is licensed to growers for large field grows. CBD Industrial Fusion This strain was developed and certified for grain, fiber, oil, and cannabinoid production. Not only is it resilient, but both its waste as well as its bio - mass are usable for nearly any crop processing application, CPG, or industrial use. Revenue The company’s 2021 Genetics Licensing revenue totaled $4.1m and project our 2022 revenue to exceed a two (2) to four (4) X multiple of between $8.2 and $16.4m in gross revenue. OTC: RBRXF

Rhino Scientific • Fortify RX Brand 16 Sports Nutrition Formulations (NSF for Sport Certified) 22 Health Specific Formulations (With numerous certifications on certain products) 11 Plant - Based Organic Nutritional Products • Rhino Energy 3 Energy Drinks products in various flavors 3 Vitamin Water Products in various flavors • Rhino Pet 10 Clinically Proven Veterinary Topical Products for Pets and Equine. 5 Clinically Proven Dietary Supplements. OTC: RBRXF

Rhino’s Biotechnology Division This division focuses on methods and systems for both extraction and delivery of compounds. Patents and Patent Applications include: • Methods, systems, apparatus and compositions for natural biomass extraction. • Methods and systems for improving the efficiency, accuracy, and security of supply chain tracking for cannabis biomass and cannabis products. • Methods and systems for improving the safety, potency, flavor, and experience of cannabinoid extracts used in the manufacturing of food and beverage products. • The use of Carnosyn ® in its Sport Nutrition Range, an FDA NDI certified ingredient. On Going Patent Pipeline OTC: RBRXF

Rhino’s Bio - Pharmaceutical Division Core focus for the company’s Bio - Pharmaceutical Division is the use of specific Phyto (plant), and Myco (fungi), based compounds for formulation of palliative, preventative and curative medicines. The company’s R&D focuses on the use of Cannabinoids and Ribonucleotides. Examples of the application of the technology and IP surrounding the compounds within Rhino: OTC: RBRXF

The Future of Rhino Bio Organics Targeting broad spectrum applications of these uniquely formulated compounds for Over - the - counter, prescribed pharmaceutical drug, and industrial manufacturing use. Rhino Biotech inc., has developed and continues to expand on the development of a strong patent portfolio that supports our research, development, formulation, compounding, and wellnesses consumer packaged goods. OTC: RBRXF

The Harvester OTC: RBRXF

Rhino Biotech Inc. Field Planting and Growth Strategies Growth Strategies for Capital Infusion • The company’s first use - of - funds growth strategy focus is to leverage existing inventory via national and international seed sales. With roughly 12 million proprietary Nautilus - CBGa seeds in inventory, the company’s priority is to scale a sales team driving seed sales of existing inventory at a price point of $2.00 to $.50 per seed. • The company’s second use - of - funds growth strategy is to plant out our own fields for Bio - mass, and seed production . With roughly 400 acres of planting at the company’s disposal, and the rekindled interest in CBGa from the public, we still stand to profit roughly $ 60 , 000 . 00 per acre, or around $ 24 MM in extract and new seed inventory . • The company’s third use - of - funds growth strategy is to utilize the company’s existing bio - mass for extraction and formulation of Rhino products pipelined into the Rhino marketing sales team. • The company’s fourth use - of - funds growth strategy is to leverage the company’s University research, in proprietary seed protections via international seed certification and verification agency(s), (currently only 40 some hemp varieties are certified), genetic modification, (which allows us to patent the company’s proprietary cultivars), and finally clinical trials, (for eventual pharmaceutical roll - out). OTC: RBRXF

Thank Y ou!

Fortifying Health

This document is based on information provided by Rhino Biotech Limited (the “Company”) (formerly Eurasia Energy Limited) and other sources that the Company believes are reliable . Nothing in this document is, or may be relied upon as, a promise or representation by the Company as to the past or the future information or results . This is not an offer or the solicitation of an offer to buy any securities of the Company, and readers should not construe the contents of this document as investment, legal or tax advice . The information contained in this document is made as of the date hereof, and does not reflect any events that may occur subsequent to the date hereof . The Company undertakes no duty or obligation to update or revise the information included in this presentation . Closing on target funding in a reasonable timeframe is required in order to meet or exceed projections of all types contained herein . Safe Harbor Statement This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . Forward - looking statements may be identified by the use of words such as “anticipate,” “believe,“ “plan,” “estimate” “expect,” “intend,” “may,” “will,” “would,” “could,” “should,” “might,” “potential,” or “continue,” and variations or similar expressions . Readers should not unduly rely on these forward - looking statements, which are not a guarantee of future performance . There can be no assurance that forward - looking statement will prove to be accurate . As all such forward - looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or future event to differ materially from the forward - looking statements . Such risks include, but may not be limited to : general economic and business conditions ; our ability to obtain financing ; technology changes ; competition ; changes in strategy or development plans ; governmental regulations and the ability or failure to comply with governmental regulations ; the timing of anticipated results ; and other factors referenced in Rhino Biotech Limited's filings with securities regulators . For a discussion of further risks and uncertainties related to our business, please refer to our public company reports filed with the US Securities and Exchange Commission . All forward - looking statements are made as of the date hereof and are subject to change . Except as required by law, we assume no obligation to update such statements . This presentation does not constitute an offer or solicitation of an offer for sale of any securities in any jurisdiction . Non - IFRS Measures and Industry Metrics This presentation makes reference to certain non - IFRS measures including key performance indicators used by management . These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies . Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective . Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS . The Company uses non - IFRS measures including “EBITDA” and “Adjusted EBITDA” which may be calculated differently by other companies . These non - IFRS measures and metrics are used to used to provide investors with supplemental measures of the Company’s operating performance and liquidity and thus highlight trends in its business that may not otherwise be apparent when relying solely on IFRS measures . The Company also believes that securities analysts, investors and other interested interested parties frequently use non - IFRS measures in the evaluation of companies in similar industries . Management also uses non - IFRS measures and metrics, in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of executive compensation . Prospective investors should review the section entitled “Management’s Discussion and Analysis” in the prospectus for a discussion of the use of “EBITDA” and “Adjusted EBITDA” and reconciliations thereof to the most directly comparable IFRS IFRS measures . Disclaimer